UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENIGMA-BULWARK LIMITED
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
705016 103
(CUSIP Number)

Michael P. Gabriele
4753 Rafi Road
Easton, PA 18045
610-973-4916
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO:705016 103

1.Name of Reporting Persons:MICHAEL P. GABRIELE

2.Check the Appropriate Box if a Member of a Group (See Instructions)

(a)☐

(b)☐

3.SEC Use Only

4.Source of Funds (See Instructions): PF

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.Citizenship or Place of Organization:UNITED STATES

Number of Shares7.Sole Voting Power:8,320,348

Beneficially Owned by8.Shared Voting Power:0

Each Reporting person9.Sole Dispositive Power:8,320,348

With:10.Shared Dispositive Power:0

11.Aggregate Amount Beneficially Owned by Each Reporting Person:8,320,348

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.Percent of Class Represented by Amount in Row (11):8.93%

14.Type of Reporting Person (See Instructions):IN

CUSIP NO:705016 103

ITEM 1.SECURITY AND ISSUER

This statement relates to the Common Stock, par value $0.001 (the “Common Stock") of Enigma-Bulwark Limited (formerly PearTrack Security Systems, Inc.) (the "Issuer"). The principal executive offices of the Issuer are 1327 Ocean Avenue, Suite B, Santa Monica, CA 90401 USA.

ITEM 2.IDENTITY AND BACKGROUND

This statement is being filed by Michael P. Gabriele ("Gabriele"), an individual, whose address is 4753 Rafi Road, Easton, PA 18405, United States. Gabriele is President and Chief Executive Officer of GX9 Security, Inc., a subsidiary of the Issuer.

Gabriele has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

All of the shares to which this Statement relates were purchased with Gabriele’s personal funds. The aggregate purchase price of the 8,320,348 shares acquired under Stock Purchase Agreements and by the exercise of options issued to Gabriele by the Issuer was $12,903.75.

ITEM 4. PURPOSE OF TRANSACTION.

Gabriele’s purpose in effecting the transactions disclosed in this statement was to acquire a significant investment position in the Issuer. It is anticipated that upon the occurrence of future vesting events, up to 1,604,190 additional shares of the Issuer’s common stock will be acquired by Gabriele under an option agreement.

Gabriele, depending upon market conditions and other factors, in the future, may acquire additional shares of Common Stock or dispose of all or a portion of the Common Stock which he now owns or hereafter may acquire. Gabriele has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, changes in the Issuer's charter or bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

Gabriele, however, reserves the right to and may in the future change his purpose with respect to this investment.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

The aggregate number of securities to which this Schedule 13D relates is 8,320,348 shares, representing 8.93% of the 93,156,797 shares of the Issuer’s Common Stock issued and outstanding as of November 22, 2019.

On November 22, 2019, Gabriele acquired 7,174,500 shares of Common Stock at a price of $.001 per share, in accordance with a Stock Purchase Agreement, and exercised 1,145,850 options at an exercise price of $0.005. Such issuance caused Gabriele’s beneficial ownership to exceed 5% of the outstanding Common Stock. As a result, on November 22, 2019, Gabriele became the beneficial owner of approximately 8.93% of the outstanding Common Stock. Gabriele has the sole power to vote (or direct the vote) and the sole power to dispose (or direct the disposition) of 100% of the shares.

Gabriele has engaged in no other transactions of the Issuer’s Common Stock in the sixty days preceding the issuance reported in the preceding paragraph.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Gabriele does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 27, 2019	/s/ Michael P. Gabriele
Michael P. Gabriele
An Individual

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).